AVRA MEDICAL ROBOTICS, INC.

3259 Progress Drive Suite 126

Orlando, FL 32826

July 27, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 “F” Street, N.E.

Washington, D.C. 20549-3629

Attention:	Ms. Laurie Abbott
Ms. Amanda Ravitz
Ms. Julie Sherman
Ms. Kate Tillan

Re: AVRA Medical Robotics, Inc. (the “Company”)

Registration Statement on Form S-1, as amended

File No. 333-216054

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Company respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 4:00 p.m. Eastern Time on Monday, July 31, 2017, or as soon thereafter as practicable.

If you have any further questions or comments, kindly contact the undersigned at (407) 956-2250 or our counsel, Dale S. Bergman, Esq. of Gutiérrez Bergman Boulris, PLLC at (786) 888-1744.

Very truly yours,

AVRA MEDICAL ROBOTICS, INC.

By: /s/ Barry F. Cohen

Barry F. Cohen

Chief Executive Officer